Filed pursuant to Rule 433

Registration Statement 333-273534

Relating to Preliminary Prospectus Supplement dated February 20, 2024

Republic of Panama

U.S.$750,000,000 7.875% Global Bonds due 2057

February 22, 2024

Term Sheet

Issuer:	Republic of Panama (“Panama” or the “Republic”)

Transaction:	7.875% Global Bonds due 2057 (the “2057 Global Bonds”)

Distribution:	SEC-Registered Global Bonds

Ranking:	Senior Unsecured

Expected Ratings*:	Baa3 / BBB / BBB- (Moody’s / S&P / Fitch)

Amount Issued:	U.S.$750,000,000 aggregate principal amount

Coupon:	7.875% (30/360 day count basis)

Maturity:	March 1, 2057

Offering Price:	95.769% of principal amount plus accrued interest, if any, from February 29, 2024

Gross Proceeds to the Issuer (before deducting underwriting fees and other offering expenses):	U.S.$ 718,267,500

Yield to Maturity:	8.250%

Spread to Benchmark Treasury:	378.9 basis points

Benchmark Treasury:	4.750% due November 15, 2053

Benchmark Treasury Price and Yield:	104-23+; 4.461%

Listing and Trading:	Application will be made to list the 2057 Global Bonds on the Official List of the Luxembourg Stock Exchange and to have the 2057 Global Bonds admitted to trading on the Euro MTF Market.

Optional Redemption:

Prior to September 1, 2056 (six months prior to their maturity date) (the “2057 Par Call Date”), Panama may redeem the 2057 Global Bonds at its option, in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of:

(1) (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the 2057 Global Bonds matured on the 2057 Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 50 basis points less (b) interest accrued to the date of redemption, and

(2) 100% of the principal amount of the 2057 Global Bonds to be redeemed,

plus, in either case, accrued and unpaid interest thereon to the redemption date.

On or after the 2057 Par Call Date, the Republic may redeem the 2057 Global Bonds, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the 2057 Global Bonds being redeemed plus accrued and unpaid interest thereon to the redemption date.

Use of Proceeds:	Panama will use the proceeds from the 2057 Global Bonds for general budgetary purposes.

Governing Law:	State of New York

Underwriting Fee:	0.050%

Form:	Book-Entry Only, registered in the name of Cede & Co., as the nominee of DTC

Denominations:	U.S.$200,000 and integral multiples of U.S.$1,000 in excess thereof.

Interest Payment Dates:	March 1 and September 1 of each year

First Coupon Payment Date:	September 1, 2024

Settlement Date:	February 29, 2024 (T+5)

CUSIP/ISIN:	698299 BZ6/US698299BZ66

Under the terms and subject to the conditions contained in an Underwriting Agreement incorporated by reference in the Terms Agreement, dated February 22, 2024, Citigroup Global Markets Inc. and Goldman Sachs & Co. LLC as the underwriters have severally agreed to purchase and the Republic of Panama has agreed to sell to the underwriters, the principal amount of the 2057 Global Bonds indicated below:

Underwriters:

Citigroup Global Markets Inc.	U.S.$ 375,000,000
Goldman Sachs & Co. LLC	U.S.$ 375,000,000
Total	U.S.$ 750,000,000

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time. Each securities rating should be evaluated independent of each other securities rating.

A preliminary prospectus supplement of the Republic of Panama accompanies the free-writing prospectus and is available from the SEC’s website at https://www.sec.gov/Archives/edgar/data/76027/000119312524039470/d749294d424b3.htm .

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the Securities and Exchange Commission for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling, toll-free, Citigroup Global Markets Inc. at +1-800-831-9146 or Goldman Sachs & Co. LLC at +1-866-471-2526.

No PRIIPs KID – No PRIIPs key information document (KID) has been prepared as the 2057 Global Bonds are not available to retail investors in the EEA or the UK.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or other notice was automatically generated as a result of this communication being sent via Bloomberg or another email system.